UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 3, 2020

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-Held Company

CNPJ/ME 02.421.421/0001-11

NIRE 333.0032463-1

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON NOVEMBER 3RD, 2020

DATE, TIME AND PLACE: November 3rd, 2020, at 12.00 p.m., by videoconference.

PRESENCE: The Board of Directors’ Meeting of the TIM S.A. (“Company”) was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Pietro Labriola and Sabrina Di Bartolomeo, as provided in the 2nd paragraph of Section 25, of the Company’s By-laws.

BOARD: Mr. Nicandro Durante – Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the Quarterly Financial Report (“ITRs”) of the 3rd quarter of 2020, dated as of September 30th, 2020; (3) To resolve on the confirmation of the Company’s participation before the São Paulo Town Hall, in connection with the Edital 02/2017_SMG.GAB; and (4) To acknowledge on the status of the Adjustment of Conduct Term between the Company and Agência Nacional de Telecomunicações – ANATEL.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included in the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM S.A.

November 3, 2020

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meeting held on November 3rd, 2020, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(2) Acknowledged on the Company’s Quarterly Financial Report (“ITRs”) for the 3rd quarter of 2020, dated as of September 30th, 2020, according to the information provided by the Company’s administration and the independent auditors, Ernst & Young Auditores Independentes S/S (“EY”). The referred report was subject to limited review by the independent auditors.

(3) Amended and Confirmed the terms and conditions, approved on November 7th, 2017 by TIM Participações S.A.’s Board of Directors, for the Company's participation in a project before the São Paulo City Hall, within the scope of Edital 02/2017_SMG.GAB, according to the material presented and which is filed at the Company's headquarters, being hereby approved the practice of all acts and/or the execution of all and any documents and agreements that are necessary for the fulfillment of this resolution.

(4) Acknowledged on the compliance with certain obligations derived from the Adjustment of Conduct Term – TAC, executed between the Company and the Agência Nacional de Telecomunicações - ANATEL, under the terms and conditions approved by this Board at its meeting held on June 19th, 2020.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), November 3rd, 2020.

JAQUES HORN

Secretary

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 3, 2020	By:	/s/ Adrian Calaza
Adrian Calaza
Chief Financial Officer and Investor Relations Officer